UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Attached as Exhibit 99.1 is the registrant’s press release of May 6, 2024 entitled, “Ohmyhome Reports Robust Performance in unaudited First Quarter 2024 Financial Results, Anticipates Over 110% y-o-y Revenue Growth in First Half of the Year”.

Exhibit Index

Exhibit No.	Description
99.1	Press Release – Ohmyhome Reports Robust Performance in the First Quarter of 2024, Anticipates Over 110% y-o-y Revenue Growth in First Half of the Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2024	Ohmyhome Limited

	By:	/s/ Rhonda Wong
	Name:	Rhonda Wong
	Title:	Director and Chief Executive Officer